Exhibit 99.1

For Immediate Release

Media Contact: Laura Brandlin Director, Communications +1 (949) 783-1545 laura.brandlin@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com FTI Consulting Chris Lane +44 (0) 20 3727 1000 kofax@fticonsulting.com

Notice of Special General Meeting to Vote on Proposals Including the Delisting of Kofax’s Shares from the London Stock Exchange

Irvine, CA, January 16, 2015 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of software to simplify and transform the First Mile™ of customer engagements (the “Company”), today announced that further to its announcement of September 2, 2014, the Board of Directors has scheduled a special general meeting to be held at the offices of Dechert LLP at 160 Queen Victoria Street, London, EC4V 4QQ on February 9, 2015 at 11 a.m. UK time (the “Special General Meeting”).

Accordingly, the following documents were mailed to shareholders today, have been submitted to the UK’s National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM:

•	Notice of Special General Meeting

•	Form of Proxy

•	Form of Instruction

The delisting of Kofax’s shares from the London Stock Exchange is being proposed to reduce on-going costs and simplify on-going administrative and regulatory requirements of the Company and in light of the fact that the majority of the Company’s total daily share trading volume routinely occurs on the NASDAQ Global Select Market (“NASDAQ”). The special resolution to authorise the board of directors to cancel the listing of shares on the official list maintained by the UK Financial Conduct Authority (“Official List”) and remove such shares from trading on the main market for listed securities of London Stock Exchange plc (“Main Market”) will be proposed at the Special General Meeting. If the proposed resolution is approved at the Special General Meeting, the Company will apply to cancel the listing of shares on the Official List and remove such shares from trading on the Main Market. It is anticipated that cancellation of listing of the shares on the Official List will take effect no later than at 8:00 a.m. (UK time) on or about March 31, 2015 but not less than 20 business days following the passing of the delisting resolution. Following the effective date of the cancellation of the listing of the shares on the Official List, the shares of the Company will only be traded on NASDAQ.

In addition to the above mentioned delisting proposal, the board of directors is also seeking the approval of shareholders for proposals to: (i) adopt new Bye-laws in a form more customary for a Bermudian company with shares only listed on NASDAQ; (ii) adopt the new Kofax Limited

2015 Equity Incentive Plan, the main terms of which are summarized in Appendix 1 of the Notice of the Special General Meeting and (iii) adopt the new Kofax Limited 2015 Executive Bonus Plan, the main terms of which are summarized in Appendix 2 of the Notice of the Special General Meeting.

About Kofax

Kofax is a leading provider of software to simplify and transform the First Mile™ of customer engagements. Success in the First Mile can dramatically improve the customer experience, greatly reduce operating costs and increase competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, supply chain, business process outsourcing and other markets. Kofax delivers these through its direct sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

© 2015 Kofax Limited. Kofax is a registered trademarks and First Mile is a trademark of Kofax Limited.

Source: Kofax